Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

ANNOUNCES JUNE DIVIDEND

TORONTO, ONTARIO – June 3, 2014 - - Just Energy Group Inc. filed notice with the Toronto Stock Exchange and the New York Stock Exchange today announcing its June dividend. A dividend of Cdn. $0.07/common share (Cdn. $0.84 annually) will be paid on June 30, 2014 to shareholders of record at the close of business on June 16, 2014. This dividend is designated as an "eligible dividend" for Canadian income tax purposes.  The common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “JE”.

Just Energy also advises that through its Dividend Reinvestment and Share Purchase Plan (“DRIP”) shareholders in Canada with a minimum of 100 shares may use the monthly cash dividends or additional cash payments, to automatically purchase additional common shares of Just Energy in a convenient and cost-effective manner without incurring any commissions, services charges or brokerage fees.  Canadian investors can enroll in the program and buy shares directly through Computershare, Just Energy’s Stock Transfer Agent and DRIP Administrator.

Enrollment can be completed online or by mailing a completed enrollment form to:

Attention: Dividend Reinvestment Department
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
North Tower Toronto Ontario M5J 2Y1

More information on Just Energy’s DRIP can be found on Just Energy’s Investor Relations website, on the Computershare website or in Just Energy’s Dividend Reinvestment Plan Brochure.

Investors may also contact Just Energy’s DRIP Administrator by phone at 1-800-564-6253.

Just Energy also advises U.S. shareholders that the Depository Trust Company has advised that as of March 31, 2014 it will no longer support the DRIP for Canadian companies and accordingly, Just Energy will no longer be in a position to offer the DRIP to U.S. shareholders.

Just Energy Group Inc.
Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services and Tara Energy.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements pertaining to factors that could cause actual results or events to differ materially from current expectations include, among other things, risk relating to global political uncertainties, unanticipated events impacting the working capital of the Company, changes in customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes and changes in securities markets. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com